UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

27 February 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Share Buyback Disclosure Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 27 February 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

Telecom Corporation of

New Zealand Limited

167 Victoria Street West

Auckland 1010

New Zealand

24 February 2012

telecomnz

Dear Telecom Shareholder

Telecom Corporation of New Zealand Limited Share Buyback

Telecom announced on 24 February 2012 the Board’s decision to buy back ordinary shares in Telecom (“Shares”). The Board has decided to undertake the buyback because it believes that Telecom has capital that is surplus to its requirements.

Telecom remains committed to retaining ‘A-band’ credit ratings with both Moody’s and Standard and Poor’s. We believe the most efficient and fair way to return capital to shareholders is through an on-market buyback of Shares, which the company will undertake during the 2012 calendar year.

The buyback will be effected by purchasing Shares on the NZSX, the stock exchange on which Telecom is listed in New Zealand, at the prevailing market price from time to time, up to a maximum aggregate purchase price of NZ$300 million.

This document explains the nature and implications of the buyback for Telecom and its shareholders. Telecom cannot begin to buy back Shares until 10 business days after this disclosure document has been sent to shareholders. Telecom will also give shareholders at least three business days’ notice prior to the commencement of the buyback, via an announcement on the NZSX, ASX and NYSE.

I emphasise that you are not obliged or required to sell any of your Shares to Telecom over the course of the buyback.

The Board believes that the buyback is in the best interests of Telecom and all its shareholders.

If you would like to sell any of your Shares please contact your broker. For all other enquiries please call the Telecom Investor Relations team using one of the contact numbers set out on page 3 of this document.

Yours sincerely

Mark Verbiest

Chairman

What is the buyback?

Telecom is implementing a programme to buy back up to a maximum of 200 million Shares for an aggregate purchase price of not more than NZ$300 million, by way of ongoing purchases of Shares on the NZSX at the prevailing market price from time to time.

Shares purchased by Telecom under the buyback will be cancelled upon acquisition, and the number of Shares on issue reduced accordingly.

Telecom cannot begin to buy back Shares until 10 business days after this disclosure document has been sent to shareholders. Telecom will also give shareholders at least three business days’ notice prior to the commencement of the buyback, via an announcement on the NZSX, ASX and NYSE.

Telecom is not obliged to purchase any Shares pursuant to the buyback, and reserves the right to cease doing so at any time.

Rationale for the buyback

The Board has decided to undertake the buyback because:

The company has capital which is surplus to its requirements and it believes it is appropriate to return such capital to shareholders.

It is favourable to achieve a gearing ratio which is more appropriate to the activities of the company.

Participation in an on-market buyback is voluntary for shareholders, and it believes it will complement Telecom’s strong dividend policy, which sees a high proportion of earnings paid out to shareholders.

Telecom’s Board has authorised the buyback

In authorising the buyback, Telecom’s Board resolved and certified, under the Companies Act 1993 (the “Act”), that:

Telecom will acquire, by means of offers on the NZSX, up to 200 million Shares for an aggregate purchase price of not more than NZ$300 million.

The buyback is in the best interests of Telecom and its shareholders.

The terms of the buyback and the consideration offered for Shares are fair and reasonable to Telecom and its shareholders.

It is not aware of any information that will not be disclosed to shareholders, which:

is material to an assessment of the value of Shares; and

renders the terms and consideration unfair to accepting shareholders.

The Board has also certified that Telecom will satisfy the solvency test set out in the Act immediately after the buyback, based on reasonable grounds.

The Schedule to this document contains:

the text of the Board’s resolutions under the Act concerning the buyback, and the reasons underlying those resolutions; and

details of the nature and extent of relevant interests of Telecom’s directors in Shares subject to the buyback offer.

There will be procedural safeguards

In undertaking the buyback, the Board has sought to adopt certain procedural safeguards. The safeguards aim to ensure that the buyback does not distort the market price for Shares.

Briefly, the procedural safeguards which will be adopted during the buyback are as follows:

Telecom will only buy back Shares through NZX’s Clearing House during normal trading hours (i.e. there will be no off-market transactions).

Shares will not be purchased at a price which is more than 5% above the average closing price for Shares on the NZSX over the previous five trading days.

Telecom will not take part in the opening transaction on a trading day.

Telecom will not exceed certain specified volumes of trading.

Shareholders must be fully informed

Telecom may not purchase Shares on-market if it is aware of any information which has not been disclosed to shareholders and:

which is material to an assessment of the value of Shares; or

as a result of which the terms of the offer and consideration offered for Shares would be unfair to shareholders accepting the offer.

Telecom will closely monitor compliance with its various information disclosure requirements throughout the buyback period.

telecomnz

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Taxation

New Zealand

Under the Income Tax Act 2007, the proceeds of a purchase by a company of its own shares on a recognised stock exchange (excluding any purchase under a pre-existing arrangement with the shareholder) are not a dividend for New Zealand tax purposes. Because the proceeds are not characterised as a dividend, Telecom will not attach imputation credits to, and will not be required to deduct withholding tax from, those proceeds.

For New Zealand tax purposes, the receipt of the buyback should not be taxable for shareholders that hold their Shares on capital account or for shareholders that are portfolio investment entities for which such proceeds are excluded income.

The New Zealand tax consequences for other shareholders that hold their Shares on revenue account, such as dealers or traders in shares, should be the consequences which apply generally on a disposition of Shares. Any gains realised by such shareholders as a result of the buyback should therefore be assessable for New Zealand tax purposes.

The payment of the buyback proceeds will give rise to a reduction in the available subscribed capital of Telecom for New Zealand tax purposes. The current balance of Telecom’s available subscribed capital exceeds the maximum amount of the buyback. Telecom therefore does not expect any adverse tax consequences to arise for itself as a result of the buyback.

Australia

For Australian tax resident shareholders who sell their Shares to Telecom on the NZSX, no part of the buyback proceeds should be treated as a dividend under Australian taxation law and no franking credits should be attached to any part of the buyback proceeds. Thus, for Australian resident shareholders, the buyback should produce the same result for Australian tax purposes as any other on-market sale of their Shares.

United States

United States tax resident shareholders who sell their Shares to Telecom on the NZSX should generally recognise a capital gain or loss equal to the difference between (i) the amount realised upon the buyback and (ii) the shareholder’s tax basis in the Shares. A United States capital gain or loss will be long term if the Shares have been held for more than one year. Capital losses are generally deductible only against capital gains and not against ordinary income, subject to certain limited exceptions. Capital gains or losses recognised by a United States shareholder should generally be United States source gains or losses for foreign tax credit purposes.

General

The summary above provides a general outline of the tax consequences for New Zealand, Australian and United States tax resident shareholders on the basis of the law as at the date of this disclosure document. This summary is not a substitute for taxation advice, and shareholders in doubt as to the tax consequences of the sale of Shares by them under the buyback should consult an appropriately qualified taxation advisor. Shareholders who are tax resident in a country other than New Zealand, Australia or the United States, or who may be subject to tax in other countries, should seek advice as to the tax consequences of the buyback in that other country.

How long will the buyback run for?

The buyback will be undertaken during the 2012 calendar year. After that, if the maximum amount of the buyback (NZ$300 million) has not yet been achieved and Telecom wants to continue the buyback the Board will be required to make a further resolution under the Act and you will be sent another disclosure document.

The Board will suspend or cease the buyback if circumstances change such that the Board considers that the criteria considered by the Board in approving the buyback, as described in the Schedule to this document, are no longer satisfied.

Do you need further information?

If you would like to sell your Shares please contact your broker. For all other enquiries please call the Telecom Investor Relations team on:

New Zealand 0800 737 500

Australia 1800 123 350

United States 1800 208 2130

United Kingdom 0800 960 283

Canada 1800 280 0398

Hong Kong 800 962 867

Singapore 800 641 1013

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Schedule

TEXT OF BOARD RESOLUTIONS

Acquisition of shares (section 63(1)(a) of the Companies Act 1993)

1. The Company acquire, through offers on the NZSX to all shareholders, up to (but not more than) 200 million shares in the Company, for an aggregate purchase price of up to (but not more than) NZ$300 million.

Best interests (section 63(1)(b) of the Companies Act 1993)

2. The acquisition of shares by the Company is considered by the Board to be in the best interests of the Company and shareholders, for the following reasons:

The Company has capital which is surplus to its requirements and believes it is appropriate to return such capital to shareholders.

The directors wish to achieve a gearing ratio which is more appropriate to the activities of the Company.

Financial flexibility will still be maintained in the Company’s balance sheet following the buyback due to the Company’s strong cash flow and conservative capital structure.

Shareholders have the option whether or not to participate in the buyback so they can decide whether to take some or all of their investment back in the form of cash, or continue to hold shares.

The purchase price payable by the Company for shares under the buyback will be equivalent to the market price of the Company’s shares at the time of acquisition, and the terms are, therefore, “arms length”.

The tax consequences for shareholders participating in the buyback are unlikely to be different to ordinary trading activity, therefore representing a tax effective means of managing the Company’s capital.

Fair and reasonable (section 63(1)(c) of the Companies Act 1993)

3. The terms of the offer and the consideration to be offered for the shares are considered by the Board to be fair and reasonable to the Company and shareholders, for the following reasons:

The purchase price payable by the Company for shares under the buyback will be equivalent to the market price of the Company’s shares at the time of acquisition, and the terms are therefore “arms length” and are fair both from the perspective of shareholders who choose to sell and those who continue to hold their shares.

Participation in acquisitions by the Company under the buyback is completely optional for each shareholder, with shareholders able to get independent advice as to whether they participate in the buyback or not.

The tax consequences for shareholders participating in the buyback are unlikely to be different to ordinary trading activity.

Disclosure of information (section 63(1)(d) of the Companies Act 1993)

4. The Board is not aware of any information that will not be disclosed to shareholders:

which is material to an assessment of the value of the shares; and

as a result of which the terms of the offer and the consideration offered for the shares under the buyback are unfair to shareholders accepting the offer.

The Board will implement procedural safeguards designed to ensure that the Company will not acquire shares during a period when material information known to the Company is not available to shareholders.

Relevant Interests of Directors in the Shares Subject to the Other

The buyback offer is to be made to all shareholders. As at the date of this disclosure document, the directors of Telecom have the following relevant interests in Shares subject to the offer:

Director Number of Shares Nature of relevant interest

Paul Berriman Nil Nil

Murray Horn 10,000 Beneficial interest in 10,000 Shares held by the Horn Family Trust

Maury Leyland 4,000 Legal and beneficial interest in 4,000 Shares

Paul Reynolds 376,195* Legal and beneficial interest in 376,195 Shares

Kevin Roberts 20,000 Kevin Roberts is a director and shareholder of Red Rose

Charitable Services Limited which holds 20,000 Shares

Charles Sitch Nil Nil

Justine Smyth 170,000 Legal and beneficial interest in 170,000 Shares

Mark Verbiest 2,568 Legal and beneficial interest in 2,568 Shares

*As at the date of this document Paul Reynolds also holds 1,393,276 performance rights (pursuant to the Telecom performance rights scheme) and 389,136 performance incentive shares (pursuant to the Telecom performance incentive scheme) which are not subject to the offer.

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